FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 26, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	DISTANCE VOTING FORM AGO - BRF SA of 04.27.2020

DISTANCE VOTING FORM

AGO - BRF SA of 04.27.2020

Shareholder Name
Corporate (CNPJ) or Individual (CPF) tax number of shareholder
E-mail

Guidelines for completion

Should you, as a shareholder, choose to exercise your right to vote at distance, pursuant to articles 21-A and following of CVM Instruction No. 481/2009, you must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the General Shareholders’ Meeting, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his/her/its legal representative(s), as the case may be and under the terms of the effective legislation.

It will not be required the recognition of the signatures affixed in the Voting Form, nor their consularization.

On April 20, 2020 (inclusive), the deadline for receiving the completed Form expires, as instructed below.

It should be stressed that in order for the Form to have an effect, the date of 04.20.2020 will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after 04.20.2020, the votes will not be counted.

Guidance for delivering the Distance Voting Form, indicating the option of sending directly to the company or sending filling instructions to the bookkeeper or custodian

The shareholder who chooses to exercise his voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according the following instructions:

(i)          To the Company: besides the Form, the shareholder shall submit a copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport or class association ID. Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations  and Bylaws or Articles of Association of its administrator or manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)         To the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the shareholder must contact his Custodians and check the procedures established for them to issue voting instructions via Form, as well as the documents and information required by them to this end.

(iii)        To the Bookkeeper: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the site you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website:

https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital

DISTANCE VOTING FORM

AGO - BRF SA of 04.27.2020

Postal and electronic address to send the distance voting form, should the shareholder decide to deliver the document directly to the Company

BRF S.A.

Address: Avenida das Nações Unidas, 8.501 – Zip Code 05425-070, Pinheiros, São Paulo (SP), under the care of the Corporate-Legal Department. e-mail: acoes@brf-br.com

Contact person: Cristiana Rebelo Wiener

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone and contact person

Itaú Corretora de Valores S.A.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3500, 3º Andar, São Paulo, SP, Zip Code 04538-132

Contact: Shareholders attendance

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 7209285 (other locations) - Opening hours: working days, from 9 am to 6 pm.

Resolutions

Simple Resolution

1.          To approve the management’s accounts and financial statements of the Company related to the fiscal year ended on December 31, 2019, including the absorption of the profit of such year by the balance of accumulated losses:

 [   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution 2. To set the number of members at 10 (ten) to compose the Company’s Board of Directors. [ ] Approve [ ] Reject [ ] Abstain
Simple Resolution 3. Wish to request the adoption of the multiple vote process for the election of the board of directors, pursuant to art. 141 of Law No. 6.404/1976? [ ] Yes [ ] No [ ] Abstain

Election of member of the Board of Directors

4.  To approve the election of the members of the Board of Directors who are part of the following plate:

    (i) Augusto Marques da Cruz Filho

    (ii) Dan loschpe

    (iii) Flavia Buarque de Almeida

    (iv) Flavia Maria Bittencourt

    (v) José Luiz Osório

    (vi) Luiz Fernando Furlan

    (vii) Pedro Pullen Parente

    (viii) Ivandré Motiel da Silva

    (ix)  Roberto Rodrigues

    (x) Marcelo F. Bacci

[  ] Approve                [  ] Reject                [  ] Abstain

5.   In case one of the candidates that make up the chosen plate fails to join it, can the votes corresponding to his/her shares continue to be cast on the chosen plate?

[  ] Yes                       [  ] No                       [  ] Abstain

6.  Should the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages by the members of the plate you chose? (The shareholder must be aware that the equal distribution will consider the division of the percentage of 100% among the members of the chosen plate up to the first two decimal places, without rounding, and that the fractions of shares calculated from the application of the resulting percentage will not be allocated to any candidate, being disregarded in the multiple voting procedure, in which case the shareholder may not vote with all his shares)

[  ] Yes                       [  ] No                       [  ] Abstain

6.1. If the shareholder answered “no” in relation to the previous question, what percentage should be attributed to each candidate who is a member of the plate?

Candidate Augusto Marques da Cruz Filho - [  ]% percentage of votes to be attributed to the candidate

Candidate Dan loschpe - [  ]% percentage of votes to be attributed to the candidate

Candidate Flavia Buarque de Almeida - [  ]% percentage of votes to be attributed to the candidate

Candidate Flavia Maria Bittencourt - [  ]% percentage of votes to be attributed to the candidate

Candidate José Luiz Osório - [  ]% percentage of votes to be attributed to the candidate

Candidate Luiz Fernando Furlan - [  ]% percentage of votes to be attributed to the candidate

Candidate Pedro Pullen Parente - [  ]% percentage of votes to be attributed to the candidate

Candidate Ivandré Motiel da Silva - [  ]% percentage of votes to be attributed to the candidate

Candidate Roberto Rodrigues - [  ]% percentage of votes to be attributed to the candidate

Candidate Marcelo F. Bacci - [  ]% percentage of votes to be attributed to the candidate

Simple Resolution

7.   To approve the election of Mr. Pedro Pullen Parente for the position of Chairman of the Board of Directors and Mr. Augusto Marques da Cruz Filho for the position of Vice-Chairman of the Board of Directors.

[  ] Approve                [  ] Reject                [  ] Abstain

Simple Resolution

8.  To set the annual global compensation for the year 2020 for the Company’s Managers (Board of Directors and Board of Officers) in the amount of up to R$ 124.3 million.

This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits and social charges) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and related values the Stock Option Plan and the Company’s Restricted Stocks Plan.

[  ] Approve                [  ] Reject                [  ] Abstain

9.   To elect the members of the Fiscal Council:

Attilio Guaspari (Effective) / Susana Hanna Stiphan Jabra (Alternate)

[  ] Approve                [  ] Reject                [  ] Abstain

Maria Paula Soares Aranha (Effective) / Mônica Hojaij Carvalho Molina (Alternate)

[  ] Approve                [  ] Reject                [  ] Abstain

André Vicentini (Effective) / Valdecyr Maciel Gomes (Alternate)

[  ] Approve                [  ] Reject                [  ] Abstain

DISTANCE VOTING FORM

AGO - BRF SA of 04.27.2020

Simple Resolution

11. To set the compensation for the fiscal year 2020 for the effective members of the Fiscal Council in an amount corresponding to at least 10% (ten percent) of the average amount of the compensation attributed to the Company’s Officers (excluding benefits, sums of representation and profit sharing), pursuant to article 162, paragraph 3, of Law no. 6.404/1976.

 [  ] Approve                [  ] Reject                [  ] Abstain

City :_________________________________________________________________________

Date :__________________________________________________________________________

Signature:______________________________________________________________________

Name of Shareholder:____________________________________________________________

Phone :_______________________________________________________________________